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                              EXHIBIT 7








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                                                            Page 7 of 9 pages







National                                   Corporate Offices: 2001 Rexford Road
   Gypsum                                                   Charlotte, NC 28211
      Company                                               704 365-7391 Fax
Gold Bond (Register Mark) Building Products                 704 365-7204


Stephen M. Humphrey
President and Chief Executive Officer

        December 12, 1994
        C. D. Spangler, Jr.
        Delcor, Inc.
        c/o Russell M. Robinson, II
        Robinson, Bradshaw & Hinson, P.A.
        One Independence Center
        101 North Tryon Street, Suite 1900
        Charlotte, North Carolina 28246-1900

        Dear Dick:

        This letter constitutes the response of the Special Committee of the Board of Directors of National Gypsum Company to the proposed acquisition transaction outlined in the letter delivered to the company by Delcor, Inc. dated November 15, 1994.

        As you know, prior to receiving the proposal, the Board of Directors had not been considering a sale of the company. Having reviewed the terms of the proposal among the members of the Special
        Committee and with our financial and legal advisors, we believe that a sale of the company at this time is not in the best interests of all of the stockholders of the company, and we cannot recommend that the company pursue or support a transaction with Delcor on the terms contained in the November 15th letter. We reached our conclusion regarding your proposal on the basis of a number of considerations, including the advice of our financial advisors that the per share price offered is inadequate and the fact that the proposal by its terms is highly conditional.

        The Special Committee appreciates the patience and support that you have demonstrated as we evaluated your proposal.

        Sincerely,

        (Signature of Stephen M. Humphrey appears here)

        Stephen M. Humphrey